December 21, 2006

By EDGAR

Securities and Exchange Commission Division of Corporation Finance 450 Fifth Street, N.W. Washington, D.C. 20549
Attention:	Adam Phippen William Thompson Kurt Murao Peggy Kim H. Christopher Owings
Re:	Rafaella Apparel Group, Inc. Registration Statement on Form S-4 Filed November 1, 2006 File No. 333-138342

Ladies and Gentlemen:

        On behalf of Rafaella Apparel Group, Inc. (the "Registrant"), we have filed simultaneously by EDGAR Amendment No. 1 to the above-referenced Registration Statement ("Amendment No. 1") addressing comments contained in the Comment Letter (as defined below).

        This letter is in response to the comments of the Staff set forth in its letter dated November 28, 2006, concerning the Registration Statement (the "Comment Letter"). For the convenience of the Staff, we have repeated each of the Staff's comments in italics immediately above our responses to each corresponding comment. Capitalized terms used herein and not otherwise defined herein shall have the meanings set forth in Amendment No. 1.

        Our responses to the Staff's comments set forth in the Comment Letter dated November 28, 2006 are as follows:

General

1.
Please add the quantitative and qualitative disclosures about market risk as required by Item 305 of Regulation S-K.

We have added additional disclosure to Management's Discussion and Analysis of Financial Condition and Results of Operations on page 46, as requested by the Staff.

Prospectus Cover Page

2.
Please revise your cover page to include only the information required by Item 501 of Regulation S-K or otherwise key to an investment decision. For example, please omit any defined terms and information that is more appropriately discussed in the summary or in the body of the prospectus.

We have revised the cover page as requested by the Staff.

3.
Please revise the cover page to disclose the following:

•
each broker-dealer that receives the new securities pursuant to the exchange offer must acknowledge that it will deliver a prospectus in connection with any resale of the new securities and

•
If the broker-dealer acquired the old securities as a result of market making or other trading activities, the broker-dealer may use the prospectus for the exchange offer, as supplemented or amended, in connection with resale of the new securities.

We have revised the cover page as requested by the Staff.

Information About the Transaction, page 1

4.
Please relocate this section, as well as the "Industry and Market Information," "Forward-Looking Statements" and "Trademarks" sections, to follow the risk factors section.

We have relocated these sections to begin on page 24, as requested by the Staff.

Industry and Market Information, page 1

5.
We note your representation that some of the information in the prospectus has not been independently verified and may not be reliable. This language may be interpreted as a disclaimer of the information contained in the filing. Please revise since you are responsible for the entire content of the registration statement.

We have revised this language on page 24 to more clearly indicate the sources of certain industry information and clarify that we are not disclaiming any company information provided in the filing.

Prospectus Summary, page 3

6.
Please note that the summary is merely intended to provide a brief overview of the key aspects of the offering. Your summary appears lengthy and repeats much of the information fully discussed later in your document. Please revise accordingly. See Instruction to Item 503(a) of Regulation S-K. We note the first paragraph includes several defined terms. Please avoid the use of defined terms in the summary and revise so that the terms are clear from their context.

We have revised the summary on page 1 as requested by the Staff.

Summary Terms of New Notes, page 7

Ranking and Subordination, page 8

7.
Please revise, here and under the descriptions of the new notes and other indebtedness, to clarify the ranking of the new notes and guarantees. We note that on page 15 you state that the new notes and guarantees are effectively subordinated to your senior revolving credit facility and capital leases.

We have revised the language in this section on page 5 as requested by the Staff. We note that in the descriptions of the new notes and other indebtedness referred to by the Staff, this disclosure is already contained in a subsequent paragraph regarding security interests.

Risk Factors, page 13

8.
Some of your risk factors appear overly lengthy and should be shortened to concisely disclose the material risk. For example, we note the following risk factors:

•
The proceeds from the sale of the collateral securing . . . , page 14;

•
Federal and state laws allow courts . . . , page 16; and

•
We cannot predict how import restrictions . . . , page 25.

We have revised the risk factors on pages 11, 12 and 21 as requested by the Staff. We have reviewed the other risk factors and believe that they cannot be shortened without losing substantive disclosure.

9.
In general, information that may be readily transferable to other offering documents or describes circumstances that may apply equally to other businesses that are similarly situated is generic immaterial information, which should not be included in your risk factor section. Please eliminate all generic or speculative disclosure from your risk factor section, or revise to state specific material risks to your particular company, or to the purchasers in this offering. For example, we note the following risk factors:

  •
  Our revenues and profits are sensitive to consumer confidence . . . , page 24;

  •
  Fluctuations in the price, availability and quality of fabrics . . . , page 24;

  •
  Natural disasters could adversely affect our business . . . , page 27; and

  •
  Terrorist attacks and other acts of violence or war . . . , page 27.

  If you elect to retain these risk factors in your prospectus, you must clearly explain how they specifically or uniquely apply to your company, industry, offering, etc. Again, these are only a few examples. Please revise accordingly throughout.

We have reviewed the risk factors, as requested by the Staff, and revised or eliminated certain risk factors as appropriate.

10.
Some of your risk factors indicate that if the risk materializes, it could have a material effect on your "business," "operating results," "financial condition" or other similar language. Please revise to more precisely articulate the specific risk or consequence that would result from each risk factor.

We have revised the risk factors throughout this section where appropriate as requested by the Staff.

We may not be able to satisfy our obligations to holders of the New Notes . . . , page 17

11.
We note that you state that there is no clearly articulated standard as to when a change of control would be triggered. Please revise to discuss the effects of the uncertainty on the ability of a preferred shareholder or debt holder to determine when a change of control has occurred.

We have revised the disclosure on page 14 as requested by the Staff.

Risks Related to the Exchange Offer, page 19

Some holder that exchange their Old Notes may be deemed to be underwriters . . . , page 19

12.
Please revise to clarify the types of holders to which you are referring.

We have revised the disclosure on page 16 as requested by the Staff.

Our success depends in part on the efforts of our management team, page 21

13.
Please note that each risk factor should disclose a separate material risk. This risk factor appears to discuss two risks. The first paragraph appears to discuss the risk that new management may not be effectively integrated with your senior management and may not be able to successfully execute your strategies. The second paragraph appears to discuss the risk of losing the services of your management team and your inability to attract and retain other qualified personnel. Please revise accordingly.

We have revised these risk factors on pages 17 and 18 as requested by the Staff.

Management's Discussion and Analysis of Financial Condition and Results . . . , page 33

Results of Operations, page 39

Year ended June 30, 2006 compared to combined year ended June 30, 2005, page 39

14.
Please quantify the increase in customer allowances, the decrease in sales volume and the increase in average revenue per unit. In this regard, to the extent material, please also quantify the impact on sales resulting from Federated's acquisition of May Co. See Item 303(a) of Regulation S-K and Financial Reporting Codification 501.04.

We have updated the disclosure on page 40 to include the quantifications and specific disclosure regarding the impact resulting from the Federated acquisition of May Co.

Contractual Cash Obligations, page 44

15.
We note that you utilize individual purchase orders specifying the price, quantity and design specifications of merchandise to be produced by your manufacturers. Please tell us whether your purchase orders represent purchase obligations as defined in Item 303(a)(5) of Regulation S-K. If so, please include the obligations in the table.

We have concluded that our purchase orders represent purchase obligations as defined in Item 303(a)(5). Accordingly, we have revised the disclosure on page 46 as requested by the Staff.

The Exchange Offer, page 46

Terms of the Exchange Offer, page 46

16.
We note the disclosure indicating that you will "[p]romptly deliver the New Notes upon consummation of the exchange offer or return the Old Notes if the exchange offer is withdrawn." You further state that if "[a]ny tendered Old Notes are not accepted for exchange . . . those unaccepted Old Notes will be returned . . . as promptly as practicable after the expiration date." Rule 14e-1(c) requires that you exchange the notes or return the old notes "promptly" upon expiration or termination of the offer, as applicable. Please revise here and throughout the document, as necessary.

We have revised the disclosure on page 48 as requested by the Staff. We are not aware of any other sections of the document requiring this revision.

Expiration Date; Extensions; Amendment, page 48

17.
Please confirm for us that the expiration date will be included in the final prospectus disseminated to security holders and filed pursuant to the applicable provisions of Rule 424.

We confirm that the expiration date will be included in the final prospectus disseminated to security holders and filed pursuant to the applicable provisions of Rule 424.

18.
We note your disclosure that in order to extend the expiration date, you will notify the exchange agent by oral or written notice and issue a public announcement before 9:00 a.m. on the next business day after the scheduled expiration date. Additionally, according to Rule 14e-1(d), the notice must disclose the number of securities tendered as of the date of the notice. Please confirm for us that the notice will disclose the number of securities tendered as of that date if you extend your offering.

We confirm that the notice will also disclose the number of securities tendered as of the date of extension in the event that we extend our offering.

Conditions, page 52

19.
We note that you may determine in your "reasonable discretion" whether the conditions have occurred or are satisfied. Please revise to include an objective standard for the determination of whether a condition has been satisfied.

We have revised this disclosure on page 54 as requested by the Staff.

20.
We note your reservation of the right to amend the terms of the exchange offer. In this regard, we note your disclosure that depending upon the significance of the amendment, you "[m]ay extend the exchange offer if it otherwise would expire during the extension period." Please revise to indicate that, in the event of a material change in the offer, including the waiver of a material condition, you will extend the offer period if necessary so that at least five business days remain in the offer following notice of the material change.

We have revised this disclosure on page 55 as requested by the Staff.

Business, page 55

Business Strengths, page 55

21.
We note your disclosure throughout this section indicating your "beliefs" regarding you and your business operations. For example, you state that that you believe that your products "[o]ffer a superior fit that is consistent across lines and from season to season, and this is an important contributor to brand loyalty by consumers." Please disclose the bases for your beliefs throughout this section. Further, for balance, please also disclose any material weaknesses in your business operations.

We have revised this disclosure throughout the Business Strengths section to include our bases for our "beliefs" where appropriate, as requested by the Staff. We have also included a paragraph entitled "Our Industry" on page 57, describing the material weaknesses inherent in the industry in which we operate. We note that the "Risk Factors" section also describes the material risks in our business.

Compensation of Executive Officers, page 66

22.
Please include the full disclosure required by Item 402 on page 69 of Regulation S-K, including the Option/SAR Grants Table, as applicable.

We have included the full disclosure required by Item 402, as requested by the Staff.

Security Ownership of Certain Beneficial Owners and Management, page 71

23.
Please disclose the date used in calculating the beneficial ownership information and the total number of shares outstanding. In addition, please include RSW in the beneficial ownership table.

We have disclosed the date used in calculating the beneficial ownership information and revised the beneficial ownership table, in each case on page 74, as requested by the Staff.

Description of Certain Indebtedness, page 75

Senior Revolving Credit Facility, page 75

24.
Please confirm whether you and your subsidiary are currently in compliance with the covenants in the senior revolving credit facility.

We confirm that the Registrant and its subsidiary are currently in compliance with the covenants in the senior revolving credit facility.

Certain Definitions, page 114

25.
We note that you have included a long list of the definitions used in the indenture. Please revise to avoid the use of a glossary since the terms used in the prospectus should be clear from their context or defined the first time they are used.

We respectfully note that the use of a glossary with respect to the terms in the indenture is standard for exchange offers on Form S-4, and aids the reader in comprehending the meanings of such terms by locating all terms in one section rather than forcing the reader to attempt to locate the definition in the text. Accordingly, we have not revised this section as requested by the Staff.

Financial Statements

26.
Please update the financial statements included in the filing to include financial statements for the interim period ending September 30, 2006 prepared in accordance with Article 10 of Regulation S-X. Please refer to Rule 3-12 of Regulation S-X.

We have updated the financial statements and Management's Discussion and Analysis of Financial Condition and Results of Operations to include financial statements for the interim period ended September 30, 2006.

27.
Please ensure that the next amendment filed on EDGAR includes the lines between the Predecessor and Successor financial statements and tables in the notes. In this regard, the initial filing on EDGAR did not reflect the lines that were included in the courtesy copies provided to us.

We will ensure that the lines between the Predecessor and Successor financial statements and tables in the notes are reflected in the amendment.

Notes to Consolidated Financial Statements, page F-10

Note 1. Description of Business and Acquisition

28.
Please disclose pro forma information for the year ended June 30, 2004. Refer to paragraph 54 of SFAS 141.

We have revised the disclosure in this note page F-11 as requested by the Staff.

Note 2. Significant Accounting Policies, page F-12

29.
Please disclose the types of expenses that you include in the cost of sales line item and the types of expenses that you include within selling, general and administrative expenses. In doing so, please disclose specifically whether you include purchasing and receiving costs, inspection costs, warehousing costs, internal transfer costs and the other costs of your distribution network in cost of sales. With the exception of warehousing costs, if you currently exclude a significant portion of these costs from cost of sales, please disclose the amounts of the excluded costs included in selling, general and administrative expenses for each period presented. In addition, please provide cautionary disclosure in Management's Discussion and Analysis of Financial Condition and Results of Operations that your gross profit may not be comparable to others, since some entities include all of the costs related to their distribution network in cost of sales and others exclude a portion of them from gross profit, including them instead in operating expense line items.

The Company has added the following language into note #2—Significant Accounting Policies to the consolidated financial statements, immediately following the revenue recognition policy:

"Cost of Sales

Cost of sales include expenses to acquire and produce goods for sale, including product costs, freight-in, import costs, third party inspection activity, buying agent commissions, and provisions for shrinkage, excess and obsolete inventory. Warehousing activities including receiving, storing, picking, packing and general warehousing charges are included in selling, general and administrative expenses."

Additionally, the Company has included the following language in the gross profit section of the results of operations of Management's Discussion and Analysis of Financial Condition and Results of Operations for each period presented:

"Warehousing activities including receiving, storing, picking, packing and general warehousing charges are included in selling, general and administrative expenses. Consequently, the Company's gross profit may not be comparable to other companies in the apparel industry, as income statement classification for the aforementioned expenses may vary by company."

Advertising, page F-14

30.
Please disclose total advertising expense for each period presented. Refer to paragraph 49 of SOP 93-7.

We have revised this disclosure on page F-14 to clarify that the disclosure reflects total advertising expense for each period presented, as the Registrant currently does not undertake advertising other than cooperative advertising.

Note 3. Receivables, page F-16

31.
Please tell us in detail how you account for factored receivables and why your accounting treatment complies with SFAS 140. In addition, please disclose the significant terms and provisions of your factoring agreement.

We have revised our disclosures on page F-13 to include any significant terms and provisions of our factoring agreement.

In order to assess the accounting for the factored receivables, we have prepared the following summary of the key terms of the factoring agreement (the "Agreement"). Additionally, we have revised the disclosure regarding our accounting policies for receivables to better describe the factoring arrangements.

The Company assigns and sells to GMAC, as absolute owner, all accounts receivable that are specifically assigned by the Company. GMAC's purchase of and acquisition of title to each account receivable so assigned will be effective as of the date the customer accepts delivery of the goods, which is consistent with the Company's revenue recognition policy. Each invoice that evidences an account that has been factored shall bear a notice that it is owned by and payable directly and only to GMAC at locations designated by GMAC. GMAC assumes credit risk on all assigned accounts receivable for which it has provided written credit approval in advance, to the extent of the dollar amount specified in the credit approval, based on invoices submitted by the Company to GMAC, evidencing the customer's order. The purchase price of accounts receivable is the face amount thereof, less GMAC's commission. The purchase price is due on the earlier of receipt of payment from the customer or 60 days from the due date of the invoice, except for accounts receivable due from department or chain stores for which payment is due on the earlier of receipt of payment from the customer or 20 days after notice is received that the account receivable has been allowed as a claim under the United States Bankruptcy Code (the "Settlement Date"). As a result, the Company does not receive funds in advance of normal payment terms from customers.

The Company is responsible for the settlement of all commercial disputes with respect to the accounts receivable, other than credit risk (collectively referred to as "customer allowances"). Credit risk to GMAC may only terminate if (a) the customer asserts a dispute related to customer allowances as a ground for non-payment or returns or attempts to return the underlying merchandise, (b) any representation, warranty or covenant by the Company as to the account receivable is breached or (c) there is any change in the terms or dating on the account receivable without GMAC's prior written approval. The Company provides an allowance on accounts receivable for such customer allowances at the time revenue is recognized. Historically, such allowances have not been significant. Additionally, the

Company has not breached any representations, warranty or covenant with GMAC, nor has the Company changed terms on its accounts receivable without first obtaining GMAC's approval. GMAC's rights and security interest with respect to these receivables will continue to be effective until the Agreement is terminated and all obligations under the Agreement are fully satisfied. The Agreement may be terminated by GMAC or the Company with 60 days advance notice.

The Company has accounted for its factored receivables as a sale of receivables pursuant to paragraph 9 of SFAS 140. The following summarizes the Company's analysis of the accounting for the factored receivables. All paragraph references are to SFAS 140.

Under paragraph 9a, the Agreement supports the condition that the transferred assets have been isolated from the transferor (the Company) and put beyond the reach of the transferor, even in bankruptcy or other receivership. We have considered all available evidence, as required under paragraph 27, and believe the evidence supports the accounting for these transactions as a sale of receivables. The Agreement does not permit the transferor to revoke the transfer, even if customer disputes exist with respect to customer allowances. Such disputes have not been significant in the past and the Company provides an allowance for its risk of loss related to such disputes at the time of sale.

Under paragraph 9b, the Agreement supports the criteria that there are no conditions that constrain the transferee (GMAC)—the Company has not imposed any conditions or constraints, as described in paragraphs 29-31, which would prevent the transferee from having the right to pledge or exchange received accounts.

With respect to criteria in paragraph 9c, the transferor does not maintain effective control over the transferred assets through either (1) an Agreement that both entitles and obligates the transferor to repurchase sold accounts before their maturity (paragraphs 47-49) and (2) the ability to unilaterally cause the holder to return specific assets (paragraph 50). There are no provisions in the factoring Agreement that cause the Company to maintain effective control over the transferred assets because the transferor is not entitled to repurchase the sold accounts, nor is there any other unilateral ability to cause the return of transferred assets. FAS 140, paragraph 47, sets forth conditions a-d, which, if all are met, the transfer would be accounted for as a secured borrowing as effective control is maintained. The Agreement does not contain these conditions as there are no repurchase or redemption conditions in the Agreement. With respect to customer allowances, including chargebacks, the Company has the ability to reasonably estimate these risks and provides an allowance for these items at the time of the sale. These provisions do not allow the Company to maintain effective control over the receivables.

Note 8. Senior Secured Notes, page F-l9

32.
Please tell us when you made the determination that the senior secured notes subject to the repurchase offer should be reclassified and what consideration you gave to accelerating amortization of the debt discount and accreting the redemption premium. Please also tell us the basis for your accounting.

We made the determination that the senior secured notes subject to the repurchase offer should be reclassified as a current liability at the time the results for the year were known and the amount of excess cash flows subject to the repurchase offer could be calculated. We believe this is the appropriate time to make this determination as cash flows during the year are subject to the success of the Company's operations and are affected by the volatility of the industry in which the Company operates and management decisions with respect to the use of such cash flows. As such, at June 30, 2006, when a reasonable estimate of the repurchase offer could be determined, a corresponding amount of the debt was reclassified as a current liability pursuant to ARB 43 Chapter 3A paragraph 8 on the basis that the reclassified portion of the notes will become callable during the next twelve months upon issuance of the repurchase offer.

Further, the amortization of the debt issue costs and the original issue discount were calculated using the effective interest method based on the fixed principal payments required under the initial terms of the debt and debt issuance costs as required by APB 21. We considered whether to accelerate the unamortized debt discount and accrete the redemption premium as of June 30, 2006; however, the reclassification of the debt itself should not give rise to an immediate charge as no event (i.e. the acceptance of the repurchase offer) has occurred that would require acceleration. When the repurchase offer is accepted, we will accelerate the amortization consistent with the interest method and the redemption premium will be recorded upon acceptance of the offer.

Note 12. Concentration of Credit Risk and major Customers, page F-22

33.
Please disclose the total amount of sales to each customer that accounted for 10% or more of consolidated sales for each period presented. Please refer to paragraph 39 of SFAS 131.

We have revised the disclosure on page F-23 as requested by the Staff.

Part II. Information Not Required in the Prospectus, page II-1

Undertakings, page II-4

34.
Please revise to include the undertakings in Item 512(a)(5)(ii), (a)(6), and (h) of Regulation S-K.

We have revised the undertakings on pages II-4 and II-5 to include those contained in Items 512(a)(5)(ii) and (a)(6) of Regulation S-K. We have not included the undertaking in Item 512(h) as we have not requested acceleration from the Staff and therefore such undertaking is not applicable.

        Amendment No. 1 to the Registration Statement was filed by the Registrant in response to the comments set forth in the Comment Letter. We respectfully request your prompt review of Amendment No. 1 to the Registration Statement.

*        *        *        *        *

Very truly yours,
/s/ KIMBERLY M. MONROE Kimberly M. Monroe, Esq.
CC:	Chad Spooner Rafaella Apparel Group, Inc. Chief Financial Officer
Lance Arneson Rafaella Apparel Group, Inc. Controller
Michael R. Littenberg, Esq. Schulte Roth & Zabel LLP
David E. Rosewater, Esq. Schulte Roth & Zabel LLP